Filed by AMB Property Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ProLogis

Commission File No.: 1-12846

Cautionary Statement Regarding Forward-Looking Statements

In addition to historical information, this document contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended.  These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which ProLogis and AMB operate and beliefs of and assumptions made by ProLogis management and AMB management, involve uncertainties that could significantly affect the financial results of ProLogis or AMB or the combined company.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature.  Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving ProLogis and AMB, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future – including statements relating to rent and occupancy growth, development activity and changes in sales or contribution volume of developed properties, general conditions in the geographic areas where we operate and the availability of capital in existing or new property funds – are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict.  Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic climates, (ii) changes in financial markets, interest rates and foreign currency exchange rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, (v) maintenance of real estate investment trust (“REIT”) status, (vi) availability of financing and capital, (vii) changes in demand for developed properties, (viii) risks associated with achieving expected revenue synergies or cost savings, (ix) risks associated with the ability to consummate the merger and the timing of the closing of the merger, and (x) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by ProLogis and AMB from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q. Neither ProLogis nor AMB undertakes any duty to update any forward-looking statements appearing in this document.

Additional Information About the Proposed Transaction and Where to Find it:

In connection with the proposed transaction, AMB expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of ProLogis and AMB that also constitutes a prospectus of AMB.  ProLogis and AMB also plan to file other relevant documents with the SEC regarding the proposed transaction.  INVESTORS are urged to read the JOINT proxy statement/prospectus AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND when THEY become available, because THEY will contain important information.  You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by ProLogis and AMB with the SEC at the SEC’s website at www.sec.gov.  Copies of the documents filed by ProLogis with the SEC will be available free of charge on ProLogis’ website at www.prologis.com or by contacting ProLogis Investor Relations at +1-303-567-5690.  Copies of the documents filed by AMB with the SEC will be available free of charge on AMB’s website at www.amb.com or by contacting AMB Investor Relations at +1-415-394-9000.

AMB and ProLogis and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  You can find information about AMB’s executive officers and directors in AMB’s definitive proxy statement filed with the SEC on March 24, 2010.  You can find information about ProLogis’ executive officers and directors in ProLogis’ definitive proxy statement filed with the SEC on March 30, 2010.  Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from AMB or ProLogis using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Steve Callaway

Welcome everyone, this is Steve Callaway, and I’m here in San Francisco with Hamid, and Tom Olinger, Nancy Hemmenway and Deborah Briones.  And I want to apologize in advance.  Given the number of callers, we’ll have to mute your lines or your lines should be muted now.  We will try to open them up for questions at the end.  So I’m going to – the format here is that I’m going to let Hamid start.  But then we have a number of questions that were solicited from all of you that we will try to cover first.  And then at the end leave a little bit of time for open Q & A from you and then a wrap up.  So, with that, Hamid, I’m going to let you kick it off.

Hamid Moghadam

Great.  Good morning everyone.  I guess it’s morning in Asia.  First of all, could Mike maybe you unmute for a second, go “star six” to unmute and let me know when this is all working on your end before we start a monologue here.

Audience Member

Yes, Hamid, we’re all here in Tokyo.

Hamid Moghadam

Okay, great.  So why don’t you go on mute and now you have the ability to unmute.  And I’m going to try to pause maybe in between some of the questions if there is clarification.  And we’ll go back and forth.

Audience Member

Okay.

Hamid Moghadam

So just to give you an overview of this transaction.  You know the facts, they are laid out in the webcast and the question-and-answer period that we had with the analysts.  And I refer you to that and I’m not going to repeat all the stuff that we talked about there.  But I will start by talking about why this deal makes sense for us.  And I think Asia is a big reason for the strategic importance of this deal.  As you know, the company has a pretty big footprint in Japan which, combined with our holdings in Japan, make for a very powerful combination with assets approaching $5 billion.  Obviously, we will be the largest player between the two platforms together.  And there is no overlap with their business in China nor is there an overlap with their business in Singapore.  Small overlap in Korea, obviously.  So there’s a lot of strategic value about how these two companies come together in Asia.  The other areas of the world that it helps us in is that in Europe today we are about $1.5 billion.  Combined with them, they have about $10 billion of holdings in Europe.  So that really deepens our presence in Europe and gets us in a big way into the UK, the United Kingdom, and also immediately gets us into central and eastern Europe which is pretty important.  So, it really completes the geographic footprint around the world, deepens us in the important markets like Japan, the U.S., and Europe and completes the platform.  At the end of the day, this will derive value for three constituencies, well actually four constituencies.  First, I think it will be a very good deal for our shareholders, second I think it will be a very good deal for our private capital investors, third I think it will be a very good deal for our customers who we can serve better around the world and finally I’m hoping that’ll be a very exciting deal for our people.  Just like any other merger, the vast majority of the people in our organization and in ProLogis, their jobs will not be affected.  They will continue to do what they’ve been doing.  Some people will have expanded responsibilities, of course.  But they will be in a minority.  I also think that there’s obviously going to be some casualties as a result of this merger because we are going to have some overlap in certain key positions between the two companies.  I can assure you that we are very sensitive to those issues.  We will be thoughtful, we will be quick and we will be generous in the way we approach those situations because that is the way AMB does business.  And in my discussions with the CEO of ProLogis, we’ve agreed on an approach that is consistent between the two companies.  And while it doesn’t lessen the pain in any significant way for those colleagues who will be departing, it will be the best that we can do under the circumstances.  I hope to have all those decisions finalized certainly by the end of February and hopefully earlier than that.  I think we will be in a position to announce a significant number of them by maybe even by mid-February.  So that’s the overview.  Let me just say that if you turn to our five-year strategic plan, Vision 2015, which we put together at the end of last year, and you look at all the objectives that we outlined in that plan and then look again at the last page of the investor presentation that is on the website – I think it’s page 16 – you will very quickly conclude that this merger accomplishes all of the objectives that we laid out for our five-year plan and it does it, if it closes, within the first six months of the five-year plan.  So, and just by way of reminder, that would be a deepening of our presence in the key global logistic markets around the world, building a pretty significant private capital business and positioning our company really well for the recovery and in a manner that can help the business of our customers.  We get that done right away.  The one objective that it will not accomplish for us is the balance sheet.  We have a very good balance sheet.  Their balance sheet is weaker, although I must say, it’s a lot better than it was two, two-and-a-half years ago.  The leadership of that company has done an excellent job of bringing them back from a very, very difficult situation.  So, I would say their balance sheet is okay but it’s not great.  But combined, we’ll have a good balance sheet – we won’t have a great balance sheet.  My commitment is to build one of the best three or four balance sheets in the business.  But that will take probably two to three years to do that, but we’ll get there.  There is a fair number of markets in particularly their platform, which are in the secondary and tertiary markets, particularly in the United States, which will be over time in a thoughtful way we will be selling out of.  And the proceeds of those sales will help us recapitalize the business and reduce its leverage, thereby leading to a stronger balance sheet.  And that will also help us fund a pretty significant development program that we will have together.  They have a very big land bank and that, therefore, that’s going to be leading to a lot of development opportunities going forward.  So with that, let me just stop there.  There have been a lot of questions that have been submitted and Steve will try to go through them.  I’ll pick up some but the others will answer others.  So before we get there, let me just see if there are any questions that you guys want to start off with over there.

Steve Callaway

And you can do that by pushing “star six” on any phone.  That should un-mute your phone.

Hamid Moghadam

Yeah.  OK, so Steve.

Audience Member

None from Tokyo.

Hamid Moghadam

Okay.  Right.  Is this coming through okay in terms of volume and everything?

Audience Member

Yeah. You’re going up and down a little bit, but we can hear everything you’re saying.

Hamid Moghadam

Okay, great.  Okay.  Steve, why don’t you start with your question?

Steve Callaway

Okay, great.  So, as I mentioned earlier, we had a number of pre-submitted questions which I’ll try and move among the various participants here.  But let me just go ahead and get started.  Hamid, this is one that’s kind of near and dear to my heart too and that is: Talk about why the new company going forward will be ProLogis and not AMB?  Name of the company will be ProLogis and not AMB.

Hamid Moghadam

Okay.  This transaction is not an acquisition by us; it’s not an acquisition by ProLogis – it is something that’s described as a merger of equals and, in any kind of merger of equals, there are going to be trade-offs.  And the trade-offs usually around, revolve around the name of the company, the location of the headquarters, the long-term leadership of the company, etc., etc.  To me, it was pretty important that as we integrate these companies, that there be no winners and losers.  That everybody would have compromised a little bit.  Really, the best winners and the best losers in this deal, I mean the best winners in this deal, should be our shareholders and our customers and there are no losers in this deal.  So, and the best gesture that I could make in that compromise was to compromise on the AMB name.  And, of course, there is nobody that cares about that probably more than Doug Abby, Bob Burke and myself.  But I thought that that was a gesture that we could offer that would allow us to accomplish some other objectives and frankly be able to put the two teams together in a way that nobody felt slighted and all that.  So that was hard for me personally, but easy to do in the context of what’s right for the company.

Steve Callaway

Great. Thank you.

Audience Member

Tom, how long will a merger take?

Tom Olinger

Well, there’s a couple of steps that need to happen before the merger can be complete and the timing around that really relates to regulatory approval.  So, we took the first step in signing a merger agreement.  Both companies need to go to their shareholders and get approval for the transaction, a shareholder vote.  What needs to happen before we can go to shareholder vote, is we need to get our filings with the Securities and Exchange Commission, the U.S. Securities and Exchange Commission, completed and approved.  That process, we’ll try and make our first filing by the end of this month, so the end of February, and then we will most likely have a review period with the SEC that could go upwards six to eight weeks.  After that review period, we would have a shareholder vote.  So the most likely date would be a closing sometime in May or June.  If we get through the review process sooner, we could actually have an end of April date.  But we’ll have to see.  So, anywhere between the end of April to early June.

Steve Callaway

Great. Thanks Tom.  Hamid, one back to you.  We obviously have two different company cultures.  How do you integrate, how do you plan to integrate, the two cultures?

Hamid Moghadam

Well, I think that we actually have many company cultures.  I think just within AMB we have very many cultures in different parts of the world and I think that what we share together here at AMB are a pretty strong set of values.  And based on my working closely with the leadership team at ProLogis, they subscribe to those values.  So those are in common.  I think culture is something that needs to be built from the bottom up.  All of us contribute to culture and it’s not something that leadership or management dictates from the top.  So I suspect just like our cultures are very different in our very different offices, and frankly have been different over the evolution of the company – from a smaller company to now a larger company – I suspect the same thing will go on after integration.  I think the key thing is to focus on common values and let the culture take care of themselves.  And those of you who are going to continue with the business are obviously going to play a big role in making sure that our culture turns out to be right.

Audience Member

Great. Tom, let me ask: What does it mean to have operations in Denver?  And who will actually be in Denver?  And maybe a subtext about another piece of that, is: Where will the key executives have their offices?

Tom Olinger

Okay.  I think when we think about what is happening in different offices, I don’t think it’ll be any different than we see today.  We’ll have leadership and teams around the world.  We’re a global company and I think that’ll just be more true on a combined basis than the two companies separately are today.  So, what would be in Denver?  We would suspect that we would see a fair, a large amount of the, I would call it, back office, from an IT infrastructure and accounting standpoint.  And the reason why it makes sense to have those functions in Denver is because, although AMB is the legal acquiror in the transaction, we’re the one exchanging shares for ProLogis.  From an accounting perspective, we’re being acquired.  And that’s because under the SEC accounting rules, they look at the relative size of the companies to determine who the acquiror is, as well as board composition.  So that means ProLogis has the accounting history.  So it’s their books and records that survive the transaction, not ours.  They actually, and they have a very robust system infrastructure right now and for all those reasons, it makes sense to keep, maintain that up there.  We’ll also see real estate operations in Denver.  Gene Reilly eventually plans to headquarter out of there.  The head of Europe and Asia, Gary Anderson, will be based out of Denver.  So we’ll have a hub of real estate folks there as well.  But I would view that no differently than we’ve got teams in Amsterdam today.  We’ve got teams in Boston.  We’ve got teams in Denver.  We’ll just have a bigger concentration of teams in Denver than on a combined basis.

Hamid Moghadam

Just to give you some numbers.  There are currently about, between San Francisco and Denver, 400 employees.  About 150 employees here in San Francisco and about 250 in Denver.  The total combined workforce of the companies is about 1600.  So about a quarter of the employees are in the two headquarters locations.  The rest of the operations are in the field.  So the headquarters discussion, which this question relates to, affects only about 25 percent of the company.  It doesn’t mean that there won’t be reductions in other parts of the business.  It is just that the headquarters related discussions only relate to 25 percent of the business.  By the way, just to be clear, the legal acquiror is AMB.  The accounting acquiror is ProLogis and the shares of ProLogis will be exchanged for shares of AMB, not the other way around.  So at the end of the day, the shares that their shareholders will get will trade at our price.

Steve Calloway

Great. And on the headcount topic, and either Tom or Hamid on this one, you talked about what the actual headcount is.  Can you talk about how we’d expect that to reduce maybe in the field and maybe in the headquarters operations?

Tom Olinger

So, as Hamid said, about 1550 people on a combined basis between the two companies today.  When we look at jobs where there is overlap, we think that is around 20 percent.  So that would imply about three hundred people on combined basis where there is overlap.  And if you look at the mix of those jobs, where the overlap occurs, most of or more than half that overlap would occur in the corporate offices because of duplication of systems, duplication of public company costs, and I would expect to see less duplication in the field because your ability to leverage up and manage more buildings with fewer people is just not going to happen.  So we need a certain amount of people just to take on the additional combined assets.

Hamid Moghadam

But those are very general statements.  For example, in China, obviously there won’t be any effect on people because they are not in China.  In Japan, obviously, there will be a higher percentage affected than overall including China.  So it will vary by geography, but Tom’s statement is generally correct.

Steve Calloway

Nancy let me ask you how staffing locations at the various levels throughout the company will be determined and a little about what will happen with the overlapping office locations?

Nancy Hemmenway

There’s a process going on right now that started a couple weeks ago, where we are looking at what the new company’s organization structure should be.  So senior management has been working on what their specific areas will look like.  We’re working in conjunction with our counterparts on the ProLogis side and we are hoping to make the staffing decisions very quickly.  We realize we want to be thoughtful about it, but as Hamid said, we hope to have everything, the new org structure and the required positions, completed by mid-month or no later than by the end of February.  In those locations where we have duplicate offices, probably one of the offices will close and move into the other office, but we don’t know.  We have to look at each one on a case-by-case basis.  There could even be a situation where the two existing offices can’t house what we need so we would actually get a new office.  But we are looking at that on a case-by-case basis in each region.

Steve Calloway

Thanks Nancy.  Deborah.  What can we say to people outside the company about the transaction and about the people that will be affected by the transaction?

Deborah Briones

Generally speaking, we want to keep with our disclosure policy, which means that we want to really route all our communications regarding the merger and what’s happening with the merger through Tracy Ward so that we can keep the message tight, consistent and accurate.  So we ask folks to wait and see how things play out.  If you’re getting inquiries, please route them to Tracy’s group.

Hamid Moghadam

I think the rule is essentially that we have got to operate our business the way that we have always operated our business – independently.  We are still going to compete with ProLogis until we close this transaction.  So business is as usual in that way. But with respect to the details of the transaction, we can’t have different people telling the story.  We need to really centralize that.

Steve Calloway

Hamid, let me go back to you with one.  Someone made a statement of bigger isn’t always better.  I think it leads to the question of why is it better to merge with a company that has had more difficulty surviving the crisis.  You touched it a bit on the balance sheet but that ties in here.

Hamid Moghadam

Yeah.  I think that ProLogis actually is a pretty good company.  And I think where they really missed the boat is on the balance sheet – I think balance sheet and risk.  I think they ended up doing too much development at the wrong time in the market cycle and they were too levered.  And that, with the markets freezing up, put them in a very difficult situation.  I think the existing management team at ProLogis, Walt Rakowich, Bill Sullivan and the others, have done an amazing job at actually rescuing the company from a very difficult situation.  And I hope that the ProLogis shareholders really appreciate the good work that they have done for them.  I think that the fact of the matter is that they have really good assets.  In many cases, their assets are in the same location and the same quality as ours.  In some instances, they are actually better than ours.  So I think that there is nothing wrong with the portfolio or the market.  I think the balance sheet over time, we can help them with that.  I think we can help them with our private capital franchise.  So I think this is one of the few cases where one plus one, I don’t know, if it’s not three then it’s two and a half.  And at the end of the day, it comes down to being able to serve our customers better, to enjoy a lower cost of capital because of more liquid bonds and liquid market for the stock and over time to explore revenue opportunities that will exceed what each of us would have generated on our own.  Hard to quantify, but I think, very real opportunities.  I mean if we do two or three more Build-to-Suit a year, you know, that alone could add to the bottom line.  So I’m very optimistic that the benefits of this transaction, if we’re successful in integrating in an efficient way, will far exceed the kind of numbers that we’ve talked about.  At least that’s my hope.  And we all need to work hard to achieve that.

Steve Calloway

Great. Tom, there was a question about…is there a question on the line?

Audience Member

Yeah, Steve.  Steve, it’s Mike from [inaudible].

Steve Calloway

Yeah.

Audience Member

On the area of communications, I’d like to understand when we might get some talking points for customers.  You know, we certainly understand that we will continue to compete with ProLogis until this transaction is completed.  But we know from our mutual customer base that they’ve already started the process of communicating what this means to the customer.  And we’re kind of left here without any guidelines for how we respond to that.  Are there any ground rules?  Are there any consistent messages that the two companies agreed on for shared customers?

Steve Calloway

Mike, this is Steve.  I can answer that.  I will get you those.  We just started placing those phone calls so you will have those.  And my fault for you not having those already.  There are consistent talking points and the feedback that we’ve had so far from the customers has been very positive.

Audience Member

Oh, okay, okay, and thank you.

Steve Calloway

Let me…Tom, I was going to ask…there’s a question of: What systems are we keeping?  And what is the impact on Yardi?

Tom Olinger

We’ll be keeping, we will move to PLD’s system.  And today they are on an older version of Yardi for the real estate operations.  And then they use PeopleSoft for their accounting platform, their ERP platform.  We plan to move to that platform with them and be part of their platform.  What that means for our current Yardi implementation, it means that we will continue to roll out the Yardi implementation for the real estate operations side but it will most likely not roll out Yardi at this point for the general ledger, and stay on MRI.  We think that will be the smoothest way to transition ultimately onto their Yardi platform and to their PeopleSoft platform.

Steve Calloway

Great.  Thank you.  Hamid, there’s also the question of: What’s the likelihood of another company submitting an offer that could be more compelling than this merger of equals?

Hamid Moghadam

Well, I don’t know how that.  I think it’s very hard for a company to offer a merger of equals type of opportunity in lieu of one of these things because by definition the benefits of this transaction are coming from putting the two companies together.  So, somebody could technically make an offer to acquire the company for cash or other considerations, but the shareholders are smart enough to know that the benefits of this deal will be realized over the long term and are substantial, and it’d be very difficult for an investor to pay cash up-front for those benefits and still generate an acceptable return.  So I’m not that concerned about it, although it is not impossible to have that.

Steve Callaway

Great.  Um, Nancy, let me just ask you a couple questions regarding employees.  What happens to employee current benefits and compensation?  Will they remain the same, or are there changes?

Nancy Hemmenway

Yep, everything remains the same between now and the close.  What my team will be working on with our counterparts with ProLogis during the transition is looking at all of the benefits, and what we’re, we’ll want to have going forward, with the intent of keeping to very similar to what we have.  But, um, we still need to do some work on that, but for now, now until close, nothing changes.

Steve Callaway

And Deborah, just one, a little more on the legal side.  There were some questions about what we can do during the transition and what are we prohibited from doing, and I think that’s with respect to trading AMB shares or ProLogis shares.

Deborah Briones

Right.  With respect to trading, so we will be opening our trading window just as usual, a couple days after earnings is released, are released.  With respect to other things that we can and cannot do with respect to the transition period, there are two things to note here.  One, we’ve kind of already mentioned and touched upon, what we can and cannot do with respect to antitrust regulations, and the other is what we can and cannot do with respect to what is in the merger agreement itself.  With respect to antitrust regulations, it’s important that we continue to operate, as Mike mentioned, as two separate companies, completely independent.  And it’s critically important that we continue to compete with ProLogis just as we did before we had signed the merger agreement.  So the competitively sensitive information that we wouldn’t have disclosed to them prior to the merger signing, we wouldn’t disclose that information now, and we shouldn’t collaborate with them on those fronts, as we didn’t do prior to the merger.  On the second point, with respect to what’s in the merger agreement, there are things called “covenants” that basically require us to get consent for certain actions between, during this interim period.  And we can go through the technicalities of individuals where appropriate later, but for the most part, generally speaking, you know, if you are planning on doing something that is outside of ordinary course, and/or you plan to spend money that is say approaching over $50 million U.S., then it’s likely that you’re going to need to get consent, then please give any one of us a call and we can walk you through that process.  The bottom line is, I mean aside from what the documentation says, we want to create a spirit of trust between the two companies, so we don’t want to be surprised by what they do, and they don’t want to be surprised by what we do.  And I think we should keep that in mind as we operate in the interim period.

Steve Callaway

One final question, Hamid, for you.  Speaking of spending $50 million, will we still be doing deals during the transition?

Hamid Moghadam

Only good ones.  We absolutely are very much in business, and all the deals that we’ve been working on will continue, and any new ones that you find for us to do, we’ll continue to do those as well.  So, um, so there’s no change to that.

Steve Callaway

Great, great.  Let me ask you at this point if there are any additional questions from any of the callers out there.  You can press “star six” on your phone, and we’ll give you a moment here to ask a question.

Audience Member

Hey Steve, it’s just Mike again.  Kind of a broad question for Hamid.  Since the relative strength of, since our balance sheet is stronger than PLD’s today, um, and the merger will result in somewhat, in some form of an erosion of our balance sheet, how will that impact our cost to capital going forward?

Hamid Moghadam

Well, actually, the cost to capital in the marketplace is actually coming down because REIT spreads are coming down.  One of the things that happened is that both companies [inaudible] without getting into the details, it’s a measure of our debt spread, came down after the announcement, which is very unusual.  So basically what the market is telling us is that the liquidity in the bond is improving and the spreads are getting tighter.  Now technically what you said is true.  If you take a better balance sheet and mix it up with a not-so-great balance sheet, then that result should be somewhere in the middle.  But I think the market knows that the efficient cost structure is going to throw a lot of cash into the bottom line, and therefore the credit profile of the combined company will be better than you would otherwise expect just from the math of putting the companies together.  But it will be worse than our current credit profile, by a little bit.  Again, I think the disposition of assets in secondary markets will bring that leverage down to what I hope to be one of the top balance sheets in the business, over a couple years.

Audience Member

Okay, thank you.

Hamid Moghadam

By the way, one thing, is China on, by any chance?  No?  Oh, it’s Chinese New Year, that’s why we’re not getting anything from China.  So let me just mention one thing that I should have said at the beginning.  This combined company, you know, one way of thinking about it is it’s going to be by far the leading industrial real estate company, I mean, you know that’s not hard to imagine.  I assume most people get that.  But that’s not what’s interesting in my mind about the combination.  I think what’s interesting is that if you look at these two combined companies, they will be pretty much the only company that’s operating on a global scale on four continents in any sector.  It will be the only company that’s a developer on four continents.  It’s the only company that has a very significant investment management business on four continents.  I think it will be one of the strongest customer franchises in any business.  I can’t think of a retail company or office company or department company that has this kind of customer franchise.  So, and I think it’s also the company with the best team in the business.  It is, it is, this has never been done before.  And you know the idea of creating something like this really puts real estate on a different scale and makes it much more comparable to other industries like industrial companies and the like that are global brands.  So really our opportunity here is to be able to deliver on that in a thoughtful, and frankly, profitable way.

Steve Callaway

Great, thanks, Hamid.  And then, why don’t we wrap it up, and Nancy I’m going to ask you one final question, and that is what should employees expect next as far as update is concerned, and how to talk with people and ask questions in the interim?

Nancy Hemmenway

First of all, we’re going to continue to do call-in calls like this.  Hamid will continue to do videos.  We’ll do them as we get more information that we believe will be meaningful for you.  The other thing that I’m stressing is, I know this is a very awkward time and a very unsettling time until all the teams have been set and the organization has been set, so I would really encourage you that if you have questions, please go to your supervisor, anybody here that might be able to answer them.  There are some things that we can’t answer because we don’t know, and there are other things that we may not be able to answer because of regulatory constraints, but pretty much we should be able to answer your questions, and I think it’ll save a whole lot of angst, the more questions that are asked.  There’s no question that is off limits, so I would encourage you to go to those people who can help you seek the answers you are looking for.

Steve Callaway

With that, I think we’ll say thank you everyone for joining us, and we’ll have another update soon.